Exhibit 4.7.8

Issue Date: [ ]	No.[ ]
FLEET LEASING RECEIVABLES TRUST
SERIES 2010-2 CLASS A ASSET-BACKED NOTE
FLEET LEASING RECEIVABLES TRUST (the “Trust”) for value received and subject to the following, hereby promises to pay to or to the order of
[ ]
the principal sum of $[ ] in lawful money of Canada or such other amount as may from time to time be reflected in the records of the Trust (or its agents) (which records shall be prima facie evidence of the principal amount outstanding hereunder in the absence of manifest mathematical error) with interest on the outstanding principal amount hereof at a per annum rate (based on a year of 365 days) equal to the Class A Interest Rate with respect to the holder hereof from the date hereof to the date of maturity, upon due presentation and surrender of this Series 2010-2 Class A Asset-Backed Note. Except to the extent repaid prior to such date in accordance with the Trust Indenture, the outstanding principal amount of the Series 2010-2 Class A Asset-Backed Notes shall be due and payable on the maturity date of the Series 2010-2 Class A Asset-Backed Notes. The maturity date of the Class A Asset-Backed Note shall be the Final Collection Date (as defined in the Purchase Agreement). Capitalized terms used in this Note and not defined herein shall have the meanings assigned thereto in the Trust Indenture.
This Series 2010-2 Class A Asset-Backed Note is one of the duly authorized Series 2010-2 Class A Asset-Backed Notes of the Trust issued under the trust indenture made as of November 16, 2009, and the supplemental indenture made as of [ ], 2010 relating to the Series 2010-2 Notes, among the Trust and Computershare Trust Company of Canada, as Indenture Trustee (the said trust indenture and supplemental indenture, as further amended and supplemented by instruments supplemental thereto, are hereinafter referred to as the “Trust Indenture”). Reference is hereby made to the Trust Indenture for the rights of the holders of the Series 2010-2 Class A Asset-Backed Notes issued and to be issued thereunder. This Series 2010-2 Class A Asset-Backed Note is also subject to the terms and conditions of the Note Purchase Agreement. The Issuer Trustee has entered into the Trust Indenture and issued this Series 2010-2 Class A Asset-Backed Note in its capacity as trustee of the Trust and not in its personal capacity. The liability of the Issuer Trustee hereunder and under the Trust Indenture is limited to the Related Collateral. No other property or assets of the Issuer Trustee, whether owned by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any obligation hereunder or under the Trust Indenture. This Series 2010-2 Class A Asset-Backed Note shall be governed by and construed in accordance with the laws of the Province of Ontario.

Countersigned by Computershare Trust Company of Canada, as Indenture Trustee	BNY TRUST COMPANY OF CANADA, in its capacity as trustee of FLEET LEASING RECEIVABLES TRUST

By:	By:

Authorized Signing Officer		Authorized Signing Officer

Date of Countersignature: __________________	By:

Authorized Signing Officer